                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                               BROADWAY & SEYMOUR, INC.
- --------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
- --------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                       11433108
- --------------------------------------------------------------------------------
                                    (CUSIP Number)

                            Gary S. Kohler, Vice President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
- --------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)

                                  September 10, 1996
- --------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 Pages

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CUSIP No.  11433108
- --------------------------------------------------------------------------------

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Okabena Partnership K, a Minnesota general partnership, 41-1642281
- --------------------------------------------------------------------------------
    (2)       Check the Appropriate Box if a Member of a Group
                                                           (a)       [   ]
                                                           (b)       [ X ]
- --------------------------------------------------------------------------------
    (3)       SEC Use Only

- --------------------------------------------------------------------------------
    (4)       Source of Funds

              WC
- --------------------------------------------------------------------------------
    (5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                     [   ]

              N/A
- --------------------------------------------------------------------------------
    (6)       Citizenship or Place of Organization

              Minnesota
- --------------------------------------------------------------------------------
 Number of    (7)  Sole Voting Power        451,065   shares
  Shares      -----------------------------------------------------------------
Beneficially  (8)  Shared Voting Power       - 0 -    shares
 Owned by     -----------------------------------------------------------------
   Each       (9)  Sole Dispositive Power   451,065   shares
 Reporting    -----------------------------------------------------------------
Person With   (10) Shared Dispositive Power  - 0 -    shares
- --------------------------------------------------------------------------------
  (11)        Aggregate Amount Beneficially Owned by Each Reporting Person

              451,065 shares
- --------------------------------------------------------------------------------
  (12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [  ]
              N/A
- --------------------------------------------------------------------------------
  (13)        Percent of Class Represented by Amount in Row (11)

              5.03 %
- --------------------------------------------------------------------------------
  (14)        Type of Reporting Person (See Instructions)

              PN




                                  Page 2 of 5 pages

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ITEM 1.  SECURITY AND ISSUER


This statement relates to the common stock, $0.01 par value, of Broadway & Seymour, Inc., 128 South Tryon Street Charlotte, NC 28202


ITEM 2.  IDENTITY AND BACKGROUND

(a) - (c) The Reporting Person is Okabena Partnership K, a Minnesota general partnership. Its principal business is investment. Okabena Investment Services, Inc., a Minnesota corporation, is the managing partner of the Reporting Person. Its principal business is to provide investment and administrative services. The Principal business and office address of each is 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139 (d) and (e) N/A (f) U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Working capital


ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired the shares of the Issuer for investment. The Reporting Person is opposed to the proposed 1996 Stock Option Plan being submitted to shareholders for adoption at a special meeting of shareholders noticed for September 16, 1996 and intends to vote all of its eligible shares against the proposal. The Reporting Person acquired approximately 88% of its shares after the July 29, 1996 record date for voting at the special meeting.

The Reporting Person is of the opinion that management of the Issuer has not focused on its core business, the Customer Financial Solutions Product Service Group, and has engaged in a number of ill-advised acquisitions that have negatively impacted earnings and the Issuer's market valuation. Representatives of the Reporting Person intend to initiate discussions with management of the Issuer with a view toward maximizing shareholder value through a strategy of divesting itself of non-core businesses and refocusing on its Customer
Financial Solutions Product Service Group business.  In addition, the
Reporting Person will propose that the Issuer voluntarily reconfigure its Board of Directors to best achieve these proposed new business objectives.

The Reporting Person is considering, but has not yet decided, whether to pursue other action with respect to the Issuer, including some or all of the following:
(i) holding discussions with other shareholders concerning a reconstituted Board of Directors and a more focused business strategy; or (ii) soliciting shareholder support for its proposals; or (iii) seeking representation on the Issuer's Board of Directors; or (iv) otherwise seeking control of the Issuer.

Pending the Reporting Person's decision on whether to pursue any of such possible actions, and depending on market conditions and other factors which the Reporting Person considers relevant, the Reporting Person may continue to purchase shares in brokerage transactions, in private transactions or

                                  Page 3 of 5 Pages
otherwise, if opportunities to do so are available, at such prices, on such terms and at such times as the Reporting Person may consider desirable. The Reporting Person also may determine to continue to hold its shares as an investment or to dispose of all or a portion of such shares in brokerage transactions or in private transactions.

Except to the extent indicated above, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer, (ii) any change in the Issuer's present Board of Directors or management, (iii) any material changes in the Issuer's business or corporate structure, (iv) any change in the Issuer's charter or by-laws, or (v) the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b). See Schedule 13D cover page, rows (7) through (11)
                  inclusive and (13). Based on the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission, it had 8,974,266 shares outstanding on July 31, 1996.

     (c) The Reporting Person acquired the shares in open market transactions as set forth below:

                                                   Average Price
     Date of Transaction     Shares Purchased        Per Share
     -------------------     ----------------      -------------
           07-09-96             52,965.000             11.124
           07-19-96              1,100.000             11.250
           08-07-96             82,200.000             10.873
           08-09-96              4,500.000             10.875
           08-09-96              1,000.000             10.625
           08-21-96             10,000.000             12.250
           08-23-96             25,000.000             12.500
           08-23-96             77,400.000             12.463
           08-28-96              9,300.000             11.873
           08-30-96             20,000.000             12.000
           08-30-96             44,000.000             11.875
           09-03-96             10,000.000             12.000
           09-05-96             15,000.000             12.125
           09-09-96             20,000.000             12.375
           09-09-96             35,000.000             14.661
           09-09-96             30,600.000             14.174
           09-10-96              8,000.000             14.625
           09-10-96              5,000.000             14.250
                               -----------
                     TOTAL     451,065.000
                               -----------
                               -----------


     (d) Except as set forth herein, there have been no other transactions in the Common Stock of the Issuer effected during the last sixty days by the persons listed in Item 2.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A - General Partners of the Reporting Person



                                  Page 4 of 5 pages
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                                      SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 10, 1996               OKABENA PARTNERSHIP K
                                       By: Okabena Investment Services, Inc.
                                           Its Managing Partner

                                       By:  /s/ Gary S. Kohler
                                            -----------------------------------
                                            Gary S. Kohler, Vice President











                                  Page 5 of 5 pages

                                    EXHIBIT A


ITEM 2. IDENTITY AND BACKGROUND

     Set forth below is a list of the partners of Okabena Partnership K and their respective occupations. The business address for each partner is c/o Okabena Investment Services, Inc., 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139. The answer to Item 2(d) and (e) for each partner is negative. Each partner who is a natural person is a United States citizen.

               NAME OF PARTNER                          OCCUPATION

1.             Orchard Trust U/A 5-27-70 LJD,
               END, RJD, JWD Trustees                   N/A

2.             DCD Marital Elect. Inc. Trust            N/A

3.             Edward N. Dayton Revocable Trust         Private Investor

4.             Edward N. Dayton Exemption Trust         N/A

5.             Sherry Ann Dayton                        Private Investor

6.             Christopher B. Dayton Rev. Tr.           Private Investor

7.             End Trust for Christopher                N/A

8.             Christopher B. Dayton Excl. Tr.          N/A

9.             Martha B. Dayton Revocable Tr.           N/A

10.            End Trust for Martha                     N/A

11.            Martha B. Dayton Exclusion Tr.           N/A

12.            Michael K. Dayton Revocable Tr.          Private Investor

13.            End Trust for Michael                    N/A

14.            Michael K. Dayton Exclusion Tr.          N/A

15.            Robert J. Dayton Revocable Tr.           Chief Executive Officer
                                                        (Private Investment
                                                        Company)

16.            Robert J. Dayton Trust                   N/A

17.            Robert J. Dayton Exemption Tr.           N/A

18.            Joan L. Dayton Revocable Tr.             Private Investor

               NAME OF PARTNER                          OCCUPATION

19.            James G. Dayton                          Architect

20.            RJD Trust for James                      N/A

21.            James G. Dayton Exclusion Tr.            N/A

22.            Tobin J. Dayton                          Environmentalist

23.            RJD Trust for Tobin                      N/A

24.            TJD Exclusion Trust                      N/A

25.            Mae F. Dayton                            Research Development
                                                        Director

26.            Scott N. Dayton                          Retailer

27.            RJD Trust for Scott                      N/A

28.            Scott N. Dayton Exclusion Tr.            N/A

29.            John W. Dayton Exemption Trust           N/A

30.            Chadwick L. Dayton                       Student

31.            Chadwick L. Dayton Trust                 N/A

32.            Chadwick L. Dayton Exclus. Tr.           N/A

33.            Whitney L. Dayton                        Student

34.            Whitney Loher Dayton Trust               N/A

35.            Whitney L. Dayton Exclusion Tr.          N/A

36.            Virginia Y. Dayton Revoc. Tr.            Private Investor

37.            Virginia Y. Dayton Term. Trust           N/A

38.            Mark B. Dayton                           State Auditor
                                                        State of Minnesota

39.            Brandt N. Dayton                         President, Brandt N.
                                                        Dayton & Co. (Art
                                                        Dealer)

40.            BND 1978 Family Trust                    N/A

41.            BBD 1966 Trust for BND                   N/A

42.            Christian B. Dayton                      Therapist


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               NAME OF PARTNER                          OCCUPATION

43.            Marina B. Dayton                         Minor

44.            Marina Bliss Dayton Trust                N/A

45.            Alexander B. Dayton                      Minor

46.            Alexander B. Dayton Trust                N/A

47.            Lucy B. Dayton                           Veterinarian

48.            LBD 1985 Family Trust                    N/A

49.            BBD 1966 Trust for LBD                   N/A

50.            Lucy B. Dayton 1990 Term Trust           N/A

51.            Margaret Bliss O'Keefe                   Minor

52.            Margaret Bliss O'Keefe Trust             N/A

53.            Angus Dayton O'Keefe Trust               N/A

54.            Catherine Greer O'Keefe Trust            N/A

55.            Anne D. Buxton                           Artist

56.            BBD Trust for ADB                        N/A

57.            ADB & RMB Term Trust                     N/A

58.            Nicholas Sherman Buxton Trust            N/A

59.            Henry M. Buxton Irrev. Trust             N/A

60.            Wallace C. Dayton Revocable Tr.          Private Investor

61.            WCD 1978 Grandchildren's Trust           N/A

62.            Mary Lee Dayton Revocable Tr.            Private Investor

63.            Sally D. Clement Revocable Tr.           Therapist

64.            1983 SDC Children's Trust                N/A

65.            SDC-SMC 1985 Char. Term Trust            N/A

66.            Stephen M. Clement III                   Educator

67.            Theodore D. Clement                      Minor

68.            Theodore D. Clement Trust                N/A

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               NAME OF PARTNER                          OCCUPATION

69.            Theodore D. Clement Exclus. Tr.          N/A

70.            Winston W. Clement                       Minor

71.            Winston W. Clement Trust                 N/A

72.            Winston W. Clement Exclus. Tr.           N/A

73.            Ellen D. Sturgis Revocable Tr.           Private Investor

74.            EDS 1978 Family Trust                    N/A

75.            Ellen 1985 Char. Term Trust              N/A

76.            Sheldon S. Sturgis Revoc. Tr.            President, ESCO
               Industries

77.            Matthew D. Sturgis                       Minor

78.            Matthew D. Sturgis Trust                 N/A

79.            Matthew D. Sturgis Exclus. Tr.           N/A

80.            Katherine L. Sturgis                     Private Investor

81.            Katherine L. Sturgis Trust               N/A

82.            Katherine L. Sturgis Excl. Tr.           N/A

83.            Rosamond G. Sturgis                      Minor

84.            Rosamond G. Sturgis Trust                N/A

85.            Rosamond G. Sturgis Excl. Tr.            N/A

86.            Katherine D. Nielsen Revoc. Tr.          Private Investor

87.            KDN 1980 Family Trust                    N/A

88.            Katherine 1984 Char. Term Trust          N/A

89.            Stuart A. Nielsen                        Artist

90.            Samuel D. Richardson                     Minor

91.            Samuel D. Richardson Trust               N/A

92.            Samuel D. Richardson Excl. Tr.           N/A

93.            Olivia Maren Nielsen                     Minor

94.            Olivia M. Nielsen Irrev. Trust           N/A

               NAME OF PARTNER                          OCCUPATION

95.            Elizabeth D. Dovydenas                   Private Investor

96.            EDD 1980 Family Trust                    N/A

97.            John D. Dovydenas                        Minor

98.            John D. Dovydenas Exclusion Tr.          N/A

99.            Elena L. Dovydenas                       Minor

100.           Elena L. Dovydenas Exclus. Tr.           N/A

101.           K.N. Dayton Revocable Trust              Private Investor

102.           1983 Oakleaf Trust U/A 11-1-83           N/A

103.           Julia W. Dayton Revocable Tr.            Private Investor

104.           C.J. Winton Trust U/A 8-1-35             N/A

105.           Judson M. Dayton Revocable Tr.           Private Investor

106.           JMD 1985 Family Trust                    N/A

107.           KND 1966 Trust for C&D                   N/A

108.           JMD 1985 Charitable Term Trust           N/A

109.           EJD 1988 Term Trust                      N/A

110.           Caroline Avery Dayton                    Minor

111.           Caroline Avery Dayton Trust              N/A

112.           Caroline A. Dayton Exclus. Tr.           N/A

113.           Davis Winton Dayton Trust                N/A

114.           Davis W. Dayton Exclusion Tr.            N/A

115.           Duncan N. Dayton Revocable Tr.           Real Estate Developer

116.           DND 1990 Family Trust                    N/A

117.           KND 1966 Trust for DND                   N/A

118.           Duncan N. Dayton Term Trust              N/A

119.           Katharine L. Kelly Revoc. Tr.            Private Investor

               NAME OF PARTNER                          OCCUPATION

120.           Douglas J. Dayton Revocable Trust        President, Dade, Inc.
                                                        (Medical Technology)

121.           David D. Dayton Revocable Tr.            Engineer, MTS Systems
                                                        (Engineering Firm)

122.           Newton Family Trust                      N/A

123.           Newton Term Trust                        N/A

124.           Vanessa D. Dayton Revocable Trust        Pathologist

125.           Isaac N. Dayton Irrev. Trust             N/A

126.           Caleb F. Dayton Irrev. Trust             N/A

127.           Steven J. Melander-Dayton Rev.           Private Investor

128.           SJMD 1985 Family Trust                   N/A

129.           SJMD 1985 Char. Term Trust               N/A

130.           A.M. Melander-Dayton Trust               N/A

131.           D.J. Melander-Dayton Trust               N/A

132.           Jaclyn Melander Irrev. Trust             N/A

133.           Allison Melander Irrev. Trust            N/A

134.           Bruce C. Dayton Revocable Tr.            Chef

135.           Pamela W. Ritz                           Private Investor

136.           Margot S. Ritz Irrev. Trust              N/A

137.           Charlotte A. Ritz Irrev. Trust           N/A

138.           Nicholas J. Braun Irrev. Trust           N/A

139.           Christopher D. Braun Ir. Trust           N/A

140.           Deeann L. Thompson                       Specialty Retailer

141.           Bruce C. Lueck                           President and Sole
                                                        Director
                                                        Okabena Investment
                                                        Services, Inc.

142.           Bruce C. Lueck - Service Ptnr.           President and Sole
                                                        Director
                                                        Okabena Investment
                                                        Services, Inc.

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               NAME OF PARTNER                          OCCUPATION

143.           Gary S. Kohler                           Vice-President
                                                        Okabena Investment
                                                        Services, Inc.

144.           Gary S. Kohler - Service Partner         Vice-President
                                                        Okabena Investment
                                                        Services, Inc.

145.           GND 1936 Trust for DCD                   N/A

146.           DCD Trust Under Will                     N/A

147.           DCD 1966 Charitable Trust                N/A

148.           DCD 1967 Charitable Trust                N/A

149.           Edward N. Dayton Term Trust              N/A

150.           Robert J. Dayton Term Trust              N/A

151.           John W. Dayton Term Trust                N/A

152.           GBD Trust for BBD                        N/A

153.           GND 1936 Trust for WCD                   N/A

154.           GND 1950 Trust for WCD                   N/A

155.           GBD Trust for WCD                        N/A

156.           SDC 1986 Term Trust                      N/A

157.           SDC 1988 Term Trust                      N/A

158.           John D. Dovydenas Trust                  N/A

159.           Liudas Dovydenas Tr. for John            N/A

160.           Elena L. Dovydenas Trust                 N/A

161.           Liudas Dovydenas Tr. for Elena           N/A

162.           GND 1936 Trust for KND                   N/A

163.           GND 1950 Trust for KND                   N/A

164.           GBD Trust for KND                        N/A

165.           GND 1936 Trust for DJD                   N/A

166.           GBD Trust for DJD                        N/A

               NAME OF PARTNER                          OCCUPATION

167.           DJD '68 Char. Trust for I&C              N/A

168.           DJD '69 Char. Trust for I&C              N/A

169.           DJD '68 Trust for A&D                    N/A

170.           DJD '69 Char. Trust for A&D              N/A

171.           DJD '68 Char. Trust for BDC              N/A

172.           DJD '69 Char. Trust for BCD              N/A

173.           Okabena Investment Services, Inc.        N/A

174.        GND 1950 Trust for DJD                      N/A